UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION
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                                              :
               In the Matter of               :
                                              :
       AMERICAN ELECTRIC POWER COMPANY, INC.  :        CERTIFICATE
         Columbus, Ohio  43215                :             OF
                                              :        NOTIFICATION
               (70-5943)                      :
                                              :
   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 :
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         THIS IS TO CERTIFY that, in accordance with the terms and conditions of and for the purposes represented by the declaration, as amended, of American Electric Power Company, Inc. (the "Company") in the above-captioned file and the orders of the Securities and Exchange Commission with respect thereto (HCAR No. 19879, dated February 8, 1977; HCAR No. 19992, dated April 19, 1977; HCAR No. 20111, dated July 14, 1977; HCAR No. 20506, dated April 19, 1978; HCAR No.
20979, dated March 29, 1979; HCAR No. 21180, dated August 8, 1979; HCAR No. 21544, dated May 1, 1980; HCAR No. 22113, dated June 30, 1981; HCAR No. 22539, dated June 15, 1982; HCAR No. 22989, dated June 29, 1983; HCAR No. 23353, dated June 29, 1984; HCAR No. 23538, dated December 19, 1984; HCAR No. 23754, dated July 1, 1985; HCAR No. 23980, dated January 3, 1986; HCAR No. 24534, dated December 18, 1987; HCAR No. 25233, dated December 27, 1990; HCAR No. 25936, dated December 1, 1993; HCAR No. 26516 dated May 10, 1996; HCAR No. 26553, dated August 13, 1996; HCAR No. 27186, dated June 14, 2000 in file 70-9381; and HCAR No. 27258, dated December 19, 2000) during the period from January 1, 2001, through March 31, 2001, the Company issued a total of -0- shares of its Common Stock, $6.50 par value ("Common Stock"), to Stanley & Co. [a nominee of First Chicago Trust Company of New York ("First Chicago")], at a total purchase price of $-0-, for the accounts of participants in the Company's Dividend Reinvestment and Direct Stock Purchase Plan (the "Plan"). During such period, First Chicago, as Agent under the Plan, also purchased on the open market for the accounts of participants a total of 356,581 shares of the Company's Common Stock, at a total purchase price of $16,488,147.23. These transactions are set forth in more detail in the attached Schedule I, incorporated herein by reference.


                                AMERICAN ELECTRIC POWER COMPANY, INC.


                                   By:    s/s  Henry W. Fayne
                                             Vice President

Dated:  May 9, 2001




                               SCHEDULE I
                                   to
                    CERTIFICATE OF NOTIFICATION (#70-5943)
                                   of
                     AMERICAN ELECTRIC POWER COMPANY, INC.
                   For the Period January 1 - March 31, 2001


TRANSACTIONS THIS PERIOD:

                             - ORIGINAL ISSUE SHARES -

                       SHARES         PRICE                 TOTAL
PERIOD                 ISSUED       PER SHARE           PURCHASE PRICE

TOTAL
 O/I                     -0-                                 $-0-
PURCHASE


                             - OPEN MARKET PURCHASES -

                   SHARES       AVERAGE PRICE             TOTAL
    DATE         PURCHASED        PER SHARE           PURCHASE PRICE
 01/01/2001         2,345          45.688               $ 107,139.11
 01/09/2001         5,076          41.800                 212,174.32
 01/16/2001         2,473          40.188                  99,385.36
 01/23/2001         5,325          42.409                 225,826.82
 01/30/2001         5,864          44.124                 258,742.92
 02/06/2001         8,278          44.347                 367,102.71
 02/13/2001         2,640          45.480                 120,067.20
 02/20/2001         1,528          47.047                  71,887.82
 02/27/2001         2,926          47.292                 138,376.53
 03/06/2001         4,603          47.035                 216,501.11
 03/06/2001        40,000          47.098               1,883,920.00
 03/07/2001        39,000          47.367               1,847,313.00
 03/08/2001        39,000          46.963               1,831,557.00
 03/09/2001        39,000          46.510               1,813,890.00
 03/12/2001        39,000          47.110               1,837,290.00
 03/13/2001         1,615          46.236                  74,671.14
 03/13/2001        55,500          46.166               2,562,213.00
 03/14/2001        56,935          45.200               2,573,462.00
 03/20/2001         3,672          45.000                 165,240.00
 03/27/2001         1,801          45.190                  81,387.19
   TOTAL
O/M PURCHASE      356,581                            $ 16,488,147.23

                          - TOTAL ACTIVITY THIS PERIOD -

                                 SHARES                        TOTAL
                                PURCHASED                  PURCHASE PRICE
O/I Shares                        -0-                      $    -0-
O/M Purchases                   356,581                    $16,488,147.23

TOTAL ACTIVITY                  356,581                    $16,488,147.23


PAGE TWO
SCHEDULE I to
CERTIFICATE OF NOTIFICATION (#70-5943) of
AMERICAN ELECTRIC POWER COMPANY, INC.
For the Period January 1 - March 31, 2001


CUMULATIVE SUMMARY OF TRANSACTIONS:

                               - ORIGINAL ISSUE SHARES -

                                                              TOTAL
                                     SHARES ISSUED        PURCHASE PRICE

Totals from last report                47,773,594        $1,008,340,148.37
Transactions this period                      -0-        $        -0-

   Total Original Issue Shares         47,773,594        $1,008,340,148.37


                               - OPEN MARKET PURCHASES -

                                                               TOTAL
                                     SHARES ISSUED        PURCHASE PRICE

Totals from last report                22,195,744          $683,353,425.32
Transactions this period                  356,581          $ 16,488,147.23

   Total Open Market Shares            22,552,325          $699,841,572.55